Bigeon

Olegas Tunevicius

core@bigeon.in

+420234768135

April 8, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies

100 F Street, NE

Washington, DC 20549

Re: Re:  Re: BIGEON CORP.

Registration Statement on Form S-1

Filed December 14, 2018

File No. 333-228803

Dear members of the Staff:

This letter is to provide Bigeon’s replies to the comments received from the the reviewing staff of the Securities and Exchange Commission (the “Staff”) in regard to the filing mentioned filing as indicated in the comment letter of April 2, 2019.

Our Product, page 21

1. You indicate that "the development process of the app itself has not started yet." However, you provide numerous graphics suggesting that there is progress on the application and that there may be a working product. Please revise to provide additional context surrounding the graphics provided, including whether they are representative of the current state of development for the application. To the extent that they are not indicative of such progress, revise to more clearly characterize what they represent. In addition, disclose the material hurdles that remain, and an estimated timeline for completion of the application and subsequent listing on digital distribution platforms.

Responding to the comments of the Staff, the company has revised the disclosure and provided the requrested details.

General

2. We note your response to prior comment 3. Since you are a shell company as defined by Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act, please revise your disclosure to discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Responding to the comments of the Staff, the company has revised the disclosure and provided the requested details.